Exhibit 99.1

XPeng Announces Vehicle Delivery Results for December and Fourth Quarter 2021

16,000 Smart EVs Delivered in December

•	16,000 vehicles delivered in December 2021, a 181% increase year-over-year

•	41,751 vehicles delivered in Q4 2021, a 222% increase year-over-year

•	98,155 total vehicles delivered in 2021, a 263% increase year-over-year

•	Cumulative deliveries reached 137,953 as of the end of December 2021

Guangzhou, China, January 01, 2022 — XPeng Inc. (“XPeng” or the “Company,” NYSE: XPEV, HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for December 2021 and the fourth quarter 2021.

XPeng delivered 16,000 Smart EVs in December 2021, exceeding the monthly delivery benchmark of 15,000 units for the second consecutive month despite ongoing global supply chain challenges. The December deliveries represented a 181% increase year-over-year, demonstrating the Company’s solid business momentum and execution capability.

Deliveries in December 2021 consisted of 7,459 P7 smart sports sedans, 5,030 P5 smart family sedans and 3,511 G3 and G3i smart SUVs, representing a 102% and 75% year-over-year increase, respectively, for the P7 and G3 series, and a 134% month-over-month increase for the P5, which ramped up steadily with a solid order backlog.

Total deliveries for the fourth quarter 2021 reached 41,751 units, a 222% increase year-over-year, including 21,342 P7 deliveries.

Total vehicle deliveries for the year ended December 31, 2021, reached 98,155, representing a 263% increase year-over-year. Cumulative P7 deliveries for the year reached 60,569, representing a 302% increase year-over-year. A total of 29,721 G3 and G3i smart SUVs were delivered in 2021, representing a 148% increase year-over-year. A total of 7,865 P5s were delivered in 2021.

As of December 31, 2021, the Company’s cumulative Smart EV deliveries reached 137,953.

XPeng continued to rapidly expand its network in China with 661 branded supercharging stations across 228 cities and 311 physical retail stores in operation across 121 cities as of the end of November 2021.

About XPeng Inc.

XPeng is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to explore and drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are manufactured at its plant in Zhaoqing, Guangdong province. For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goals and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

XPeng Inc.

Tel: +852 9750 5170 / +86 1550 7577 546

Email: mariecheung@xiaopeng.com